Mail Stop 4561

December 19, 2007

Thomas E. Dunn
Executive Vice President and
    Chief Financial Officer
SI International, Inc.
12012 Sunset Hills Road, Suite 800
Reston, VA 20190-5869
(703) 234-7000

Re: **SI International, Inc. (File No. 000-50080)**
        Form 10-K for the Fiscal Year Ended December 30, 2006
        Form 10-Q for the Quarterly Period Ended September 29, 2007

Dear Mr. Dunn,

We have reviewed the above referenced filings and the response letter dated December 5, 2007 and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 29, 2007

Notes to consolidated financial statements

Note 3. Acquisitions, page 10

1.   We note that your proposed revised disclosure in response to prior comment 4 continues to make reference to the independent valuation specialist. We believe that any reference to an expert should name the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief